UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, August 24, 2023 Notice: CPSA-GG-N-0328/23-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Article 11, Section II, Chapter I, Title II of CNV Regulations (N.T. 2013) so as to inform you that the Company, based on the Supervisory Committee and the Statutory Audit Committes’report, decided on the terms of conditions for the acquisition of own shares issued by the Company for up to USD 10,000,000 (ten million US dollars) under the terms of Section 64 and subsequent sections of the Capital Market Act No. 26 831 and the regulations of Comisión Nacional de Valores.

The Board of Directors considers this operations is within the best interest of the Company’s shareholders, who will increase their interest in Central Puerto S.A.’s strategic assets through this repurchase.

Such procedure, which may be performed by the Company and/or its subsidiaries, shall be subject to the following terms and conditions:

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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(i)	Amount to be invested: USD 10,000,000 (ten million US dollars);
(ii)	Percentage over the corporate capital that will be under acquisition: Under no circumstances will the proposed acquisition exceed 10% of the Company’s corporate capital at the time of shares acquisitions, in accordance with the limits stated by the Applicable Regulation;
(iii)	Daily limit for operations in the market: as per the Applicable Regulation, the daily limit for operations in the market shall be of up to 25% (twenty five percent) of the daily transactions average volume for the share in the market in which it is listed, considering for such 90 (ninety) previous rate working days;
(iv)	Price to be paid for shares: the maximum price to be paid shall be USD 8 per American Depositary Receipt (“ADR”) in the New York Stock Exchange (“NYSE”) and up to ARS 650 per common share in Bolsa y Mercados Argentinos.
(v)	Funds origin: the Repurchase shall be made with free reserves from optional reserves pending distribution from the last approved financial statements, accounting for the cash availability to cover this resolution. It is hereby put on record that the Company has the necessary liquidity to carry out the mentioned acquisitions without such affecting its solvency;
(vi)	Term for acquisitions to take place: the Company shall acquire shares in a term of 1800 calendar days counted as from August 25, 2023, subject to any renewal or extension, which shall be informed to the public through the same means; and
(vii)	Internal communication: Directors, Members of the Statutory Audit Committee and Managers are informed that considering a Company’s decision on own shares acquisition is in force, as per subsection (vi) above, they shall not be able to sell their shares nor the ones they directly or indirectly administer during the corresponding term.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 24, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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